December 16, 2005

Sent By Facsimile to 707-964-0351 and US Mail
Mr. Paul Katzeff
Thanksgiving Coffee Company, Inc.
19100 South Harbor Drive
Fort Bragg, CA 95437


	Re:	Thanksgiving Coffee Compay, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 23, 2005
		File No. 33-96070-LA


Dear Mr. Katzeff:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Report of Independent Accountants

1. We note that the auditors` report opining on your financial statements does not state the audit was conducted in accordance with standards of the
Public Company Accounting Oversight Board. Please include financial statements that are audited in accordance with the Public Company Accounting Oversight Board. See Interpretive Release 33-8422 Guidance
Regarding the Public Company Accounting Oversight Board`s Auditing and
Related Professional Practice Standard No. 1 at (http://www.sec.gov/rules/interp/33-8422.htmCommission).

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Gabrielle Malits, Staff Accountant, at (202)
551-
3702 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,


								Jill Davis
								Branch Chief

??

??

??

??

Mr. Paul Katzeff
Thanksgiving Coffee Company, Inc.
December 16, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010